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Alexia Santos

Chief Of Development at Colossal Inc

United States · 1 connection · **Contact info**

 Colossal Inc

 Cape Cod Community
                       College

Experience

 **Colossal Inc**
                       1 yr

   **Chief Of Development**
                        Jan 2019 – Present · 8 mos

   **Secretary**
                        Sep 2018 – Present · 1 yr

Education

 **Cape Cod Community College**
                       2018 – 2020

Skills & Endorsements

Software Development · 1

Christopher S. has given an endorsement for this skill

Graphic Design

Web Design

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Interests

NASA - National Aeronautics and ...   **Google**
2,686,080 followers   12,455,927 followers

Cape Cod Community College   **The Wall Street Journal**
10,233 followers   6,065,933 followers

Amazon   **Facebook**





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